

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Robert D. Wiley
Chief Financial Officer
AMMO, Inc.
7681 East Gray Road
Scottsdale, Arizona 85260

   Re: AMMO, Inc.
    Registration Statement on Form S-3
    Filed July 29, 2021
    File No. 333-258272

Dear Mr. Wiley:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Beverly Singleton at (202) 551-3328 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing